Teachers Insurance and Annuity Association of America	F. Scott Thomas
College Retirement Equities Fund	Associate General Counsel
8500 Andrew Carnegie Blvd	Advocacy & Oversight
Charlotte, NC 28262	704.988.3687 (tel)
704.988.0102 (fax)
sthomas@tiaa-cref.org

February 11, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TIAA-CREF Funds Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A (File Nos. 333-76651 and 811-09301)

To Whom It May Concern:

          On behalf of the TIAA-CREF Funds (the “Funds”), we are attaching for filing Post Effective Amendment No. 38 to the above-captioned registration statement on Form N-1A (“Amendment No. 38”), including exhibits.

          Amendment No. 38 is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933 (“1933 Act”), and it is proposed to become effective on April 29, 2011. Amendment No. 38 is being made for the purpose of (i) adding two new series, the Lifecycle 2055 Fund and the Lifecycle Index 2055 Fund, and (ii) making such other non-material changes as the Trust deems appropriate.

          On behalf of the Trust, we hereby undertake to make an additional filing of the Trust’s Registration Statement pursuant to paragraph (b) of Rule 485 under the 1933 Act on or about April 29, 2011 in order to add updated annual financial statements and any non-material disclosure that may be required in order to complete the Registration Statement.

          If you have any questions regarding this filing, please do not hesitate to call me at (704) 988-3687 or Rachael Zufall at (704) 988-4446.

Sincerely,

/s/ F. Scott Thomas

F. Scott Thomas